Mail Stop 4-6

April 14, 2005


Mr. Douglas G. Bergeron
Chief Executive Officer
VeriFone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, California 95110

Re:	VeriFone Holdings, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
	Filed March 28, 2005
	File No. 333-121947

Dear Mr. Bergeron:

      We have reviewed your amended filing and have the following comments.

Summary Consolidated Financial Data

1. We note that you have revised your calculation of "EBITDA, as adjusted" in Amendment No. 2 to your registration statement. We further note that you appear to clearly indicate in this and your previous filings that management relies on "EBITDA, as adjusted" to assess operating performance. Supplementally, explain to us how revising the calculation to no longer exclude foreign exchange items affects your continued assertion that management relies on this measure to assess your performance. In addition, please tell us which items are considered "other non-recurring charges" and explain how excluding these charges from this measure complies with Item 10(e)(1)(ii)(B) of Regulation S-K. We may have further comment.

Business

Legal Proceedings, p. 70

2. We note your disclosures on page 70 regarding the Brazilian tax audits. Please revise to clarify your statement that you do not expect to incur a material liability related to the $1.5 million assessment. Indicate whether you expect the assessment to be reduced by the Brazilian authorities or whether you are considering $1.5 million as not material. If you expect the amount to be reduced, indicate your basis for that expectation. In addition, clarify in your disclosure whether the amount of the expected assessment notice related to the second audit has been communicated to you and, if so, disclose that amount.

Financial Statements

Note 8 - Stockholders` Deficit, p. F-32

3. We have read your response to our prior comment no. 22 and note that you used a marketability discount of 35% in your January 31, 2003 valuation. Supplementally, provide us with objective support for this discount and explain how you considered the factors in paragraph 57 of the AICPA Audit and Accounting Practice Aid Series,
"Valuation of Privately-Held Company Equity Securities Issued as
Compensation."


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Chris Davis at (202) 942-2894, or Mark Kronforst at (202) 842-5341, if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 for assistance on other matters. If you need further assistance, you may contact me at (202) 942-1800.

	Sincerely,


	Barbara Jacobs
	Assistant Director


cc:	Via Facsimile
	Scott D. Miller, Esq.
	Sullivan & Cromwell LLP
	1870 Embarcadero Road
	Palo Alto, California 94303
	Telephone: (560) 461-5600
	Facsimile:  (560) 461-5700